Exhibit 99.1

DouYu International Holdings Limited Reports Third Quarter 2022 Unaudited Financial Results

WUHAN, China, November 21, 2022 /PRNewswire/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial and Operational Highlights

•	Total net revenues in the third quarter of 2022 were RMB1,798.3 million (US$252.8 million) compared with RMB2,348.0 million in the same period of 2021.

•	Gross profit in the third quarter of 2022 was RMB251.2 million (US$35.3 million), compared with RMB278.5 million in the same period of 2021.

•	Net loss in the third quarter of 2022 was RMB6.6 million (US$0.9 million), compared with RMB143.5 million in the same period of 2021.

•	Adjusted net income (loss)[1] in the third quarter of 2022 was RMB25.7 million (US$3.6 million), compared with an adjusted net loss of RMB72.7 million in the same period of 2021.

•	Average mobile MAUs[2] in the third quarter of 2022 decreased by 7.7% to 57.1 million from 61.9 million in the same period of 2021.

•	Quarterly average paying user[3] count in the third quarter of 2022 was 5.6 million, compared with 7.2 million in the same period of 2021.

Mr. Shaojie Chen, Chief Executive Officer of DouYu, commented, “During the third quarter, we achieved stable and holistic business development as we navigated through a challenging macro environment. We stabilized our user base through continuous innovation and investment in our content and service offerings, while further improving revenue quality and augmenting our cost control initiatives. This quarter, our mobile MAUs grew by 2.5% to 57.1 million compared to last quarter. We also delivered a steady financial performance, realizing an adjusted net profit of RMB25.7 million. Going forward, we will further advance our game-centric ecosystem and deepen our collaboration with game developers, leveraging games’ unique features and our abundant streamer resources to cultivate and iterate game content and interactive features. Driven by the vibrancy of our gaming communities, we endeavor to execute our growth strategy to develop and enrich our comprehensive game-centric content platform. We will maintain our leading position in the traditional livestreaming industry while exploring new initiatives to drive sustainable and healthy growth.”

1 “Adjusted net income (loss)” is calculated as net loss before share-based compensation expenses, and share of loss in equity method investments, and impairment loss on investments. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2 Refers to the number of mobile devices that launched our mobile apps in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period.

3 “Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

1

Mr. Hao Cao, Vice President of DouYu, commented, “Our total revenue in the third quarter reached RMB1.8 billion, and our gross profit was RMB251.2 million, representing a gross margin of 14%. We also achieved an adjusted net income of RMB25.7 million. During this quarter, we continued to invest in high-quality self-produced content, and maintained a steady performance of our livestreaming business, while exploring new game-related business models. At the same time, we delivered an adjusted net profit for the second consecutive quarter, a result of our ongoing efforts to implement cost controls and optimize expenses. As of the end of the third quarter, we had cash and cash equivalents, restricted cash, and short-term and long-term bank deposits of RMB6,872.7 million. Our abundant cash reserves would allow us to retain agility despite of the challenging macro environment, meaning that we can continue to stabilize and improve the financial performance of our core business. Looking ahead, we will proactively explore diversified avenues for monetization and refine our operating model in order to generate long-term shareholder value.”

Third Quarter 2022 Financial Results

Total net revenues in the third quarter of 2022 decreased by 23.4% to RMB1,798.3 million (US$252.8 million), compared with RMB2,348.0 million in the same period of 2021.

Livestreaming revenues in the third quarter of 2022 decreased by 22.9% to RMB1,705.0 million (US$239.7 million) from RMB2,210.5 million in the same period of 2021. The decrease was primarily due to the ongoing implementation of prudent operating strategies which primarily included the Company’s adjustments to certain interactive features and related operations to promote the long-term development of its platform.

Advertising and other revenues in the third quarter of 2022 were RMB93.3 million (US$13.1 million), compared with RMB137.5 million in the same period of 2021. The decrease was primarily due to the continued exploration of new commercialization models by using a portion of advertising traffic that could have been directly monetized, as well as the soft demand for advertisements under the weak macro economy. The decrease was partially offset by the increase in other revenues contributed by game-specific membership services.

Cost of revenues in the third quarter of 2022 was RMB1,547.1 million (US$217.5 million), a decrease of 25.2% compared with RMB2,069.5 million in the same period of 2021.

Revenue sharing fees and content costs in the third quarter of 2022 decreased to RMB1,319.6 million (US$185.5 million) from RMB1,839.9 million in the same period of 2021. The decrease was primarily due to decreased revenue sharing fees which outpaced the decrease in livestreaming revenues, as well as a significant decrease in copyright costs.

Bandwidth costs in the third quarter of 2022 decreased by 17.4% to RMB135.0 million (US$19.0 million) from RMB163.4 million in the same period of 2021. The decrease was mainly due to higher bandwidth efficiency achieved from dynamic bandwidth allocation, as well as a year-over-year reduction in peak bandwidth usage.

2

Gross profit in the third quarter of 2022 was RMB251.2 million (US$35.3 million), compared with RMB278.5 million in the same period of 2021. Gross margin in the third quarter of 2022 improved to 14.0% from 11.9% in the same period of 2021. The increase in gross margin was primarily due to the decreases in both copyright costs and revenue sharing fees as a percentage of total net revenues, which was partially offset by the increase in other costs as a percentage of total net revenues.

Sales and marketing expenses in the third quarter of 2022 decreased 25.9% to RMB162.1 million (US$22.8 million) from RMB218.9 million in the same period of 2021. The decrease was mainly attributable to the significant decrease in marketing expenses for user acquisition and branding expenses.

Research and development expenses in the third quarter of 2022 decreased 31.5% to RMB84.4 million (US$11.9 million) from RMB123.2 million in the same period of 2021. The decrease was primarily attributable to the decrease in personnel-related expenses.

General and administrative expenses in the third quarter of 2022 decreased 39.5% to RMB52.3 million (US$7.4 million) from RMB86.5 million in the same period of 2021, mainly due to the decrease in share-based compensation expenses and professional service fees.

Other operating income, net in the third quarter of 2022 was RMB36.5 million (US$5.1 million), compared with RMB25.8 million in the same period of 2021.

Loss from operations in the third quarter of 2022 was RMB11.1 million (US$1.6 million), compared with RMB124.3 million in the same period of 2021.

Adjusted operating loss in the third quarter of 2022, which adds back share-based compensation expenses, was RMB8.4 million (US$1.2 million), compared with adjusted operating loss of RMB91.0 million in the same period of 2021.

Net loss in the third quarter of 2022 was RMB6.6 million (US$0.9 million), compared with RMB143.5 million in the same period of 2021.

Adjusted net income(loss) in the third quarter of 2022, which excludes share-based compensation expenses, share of loss in equity method investments, and impairment loss of investments, was RMB25.7 million (US$3.6 million), compared with adjusted net loss of RMB72.7 million in the same period of 2021.

3

Basic and diluted net loss per ADS4 in the third quarter of 2022 were RMB0.01 (US$0.001) and RMB0.01 (US$0.001), respectively. Adjusted basic and diluted net income per ADS in the third quarter of 2022 were RMB0.09 (US$0.01) and RMB0.09 (US$0.01), respectively.

Cash and cash equivalents, restricted cash and bank deposits

As of September 30, 2022, the Company had cash and cash equivalents, restricted cash, short-term and long-term bank deposits of RMB6, 872.7 million (US$966.2 million), compared with RMB6,643.5 million as of December 31, 2021.

Conference Call Information

The Company will hold a conference call on November 21, 2022, at 7:00 am Eastern Time (or 8:00pm Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061

United States Toll Free:	1-888-317-6003

Mainland China Toll Free:	4001-206115

Hong Kong Toll Free:	800-963976

Singapore Toll Free:	800-120-5863

Conference ID:	2596363

The replay will be accessible through November 28, 2022, by dialing the following numbers:

International:	1-412-317-0088

United States Toll Free:	1-877-344-7529

Conference ID:	7404748

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.douyu.com/.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously expand its user base and enhance its user experience. For more information, please see http://ir.douyu.com/.

4 Every ten ADSs represent one ordinary share.

4

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for share-based compensation expenses. Adjusted net income (loss) is calculated as net income (loss) adjusted for share-based compensation expenses, share of income (loss) in equity method investments and impairment loss on investments. Adjusted net income (loss) attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of income (loss) in equity method investments and impairment loss of investments. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the impact of (i) share-based compensation expenses, (ii) share of income (loss) in equity method investments, (iii) impairment loss of investments to understand and evaluate the Company's core operating performance. The non-GAAP financial measures are presented to enhance investors' overall understanding of the Company's financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars at that rate on September 30, 2022, or at any other rate.

5

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies; general market conditions, in particular the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: ir@douyu.tv

Phone: +1 (646) 224-6934

Robin Yang

ICR, LLC

Email: DouYu.IR@icrinc.com

Phone: +1 (646) 224-6934

Media Relations Contact

Lingling Kong

DouYu International Holdings Limited

Email: pr_douyu@douyu.tv

Phone: +1 (646) 308-1475

Edmond Lococo

ICR, LLC

Email: DouYu.PR@icrinc.com

Phone: +1 (646) 308-1475

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UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of September 30
	2021	2022	2022
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	4,456,406	4,356,693	612,454
Restricted cash	10,703	6,057	851
Short-term bank deposits	2,076,355	2,509,960	352,845
Accounts receivable, net	191,389	129,058	18,143
Prepayments	80,717	47,657	6,700
Amounts due from related parties	37,159	37,987	5,340
Other current assets	376,367	345,486	48,568
Total current assets	7,229,096	7,432,898	1,044,901

Property and equipment, net	25,111	15,638	2,198
Intangible assets, net	161,540	124,470	17,498
Long-term bank deposits	100,000	-	-
Investments	491,425	485,317	68,225
Goodwill	12,637	14,072	1,978
Right-of-use assets, net	72,309	49,512	6,960
Other non-current assets	64,785	68,862	9,680
Total non-current assets	927,807	757,871	106,539
TOTAL ASSETS	8,156,903	8,190,769	1,151,440
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	824,128	675,158	94,912
Advances from customers	7,476	8,181	1,150
Deferred revenue	235,134	294,312	41,374
Accrued expenses and other current liabilities	458,328	270,992	38,095
Amounts due to related parties	293,508	265,548	37,330
Lease liabilities due within one year	30,417	26,270	3,693
Total current liabilities	1,848,991	1,540,461	216,554

Lease liabilities	31,278	19,707	2,770
Deferred revenue	18,045	10,047	1,412
Total non-current liabilities	49,323	29,754	4,182
TOTAL LIABILITIES	1,898,314	1,570,215	220,736

(1) Translations of of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022, in the H.10 statistical release of the Federal Reserve Board.

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UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of September 30
	2021	2022	2022
	RMB	RMB	US$ (1)
SHAREHOLDERS' EQUITY
Ordinary shares	23	23	3
Treasury shares	(802,250)	(911,217)	(128,097)
Additional paid-in capital	10,618,538	10,670,287	1,500,005
Accumulated deficit	(3,445,102)	(3,565,846)	(501,279)
Accumulated other comprehensive (loss) income	(112,621)	423,827	59,583
Total DouYu Shareholders’ Equity	6,258,588	6,617,074	930,215
Noncontrolling interests	1	3,480	489
Total Shareholders’ Equity	6,258,589	6,620,554	930,704
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,156,903	8,190,769	1,151,440

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022, in the H.10 statistical release of the Federal Reserve Board.

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UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Nine Months Ended
	Sep 30, 2021	June 30, 2022	Sep 30, 2022	Sep 30, 2022	Sep 30, 2021	Sep 30, 2022	Sep 30, 2022
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Net revenues	2,347,955	1,833,205	1,798,333	252,806	6,837,414	5,427,184	762,941
Cost of revenues	(2,069,476)	(1,524,167)	(1,547,091)	(217,487)	(5,992,198)	(4,623,131)	(649,909)
Gross profit	278,479	309,038	251,242	35,319	845,216	804,053	113,032
Operating (expenses) income (2)
Sales and marketing expenses	(218,859)	(167,463)	(162,137)	(22,793)	(723,688)	(515,959)	(72,532)
General and administrative expenses	(86,521)	(90,659)	(52,308)	(7,353)	(277,219)	(233,066)	(32,764)
Research and development expenses	(123,165)	(101,847)	(84,371)	(11,861)	(357,444)	(302,525)	(42,528)
Other operating income, net	25,811	20,375	36,459	5,125	66,416	104,633	14,709
Total operating expenses	(402,734)	(339,594)	(262,357)	(36,882)	(1,291,935)	(946,917)	(133,115)
Loss from operations	(124,255)	(30,556)	(11,115)	(1,563)	(446,719)	(142,864)	(20,083)
Other expenses, net	(32,921)	(28,884)	(32,577)	(4,580)	(32,615)	(62,609)	(8,801)
Interest income, net	18,806	23,570	34,402	4,836	59,503	74,602	10,487
Loss before income taxes and share of Loss in equity method investments	(138,370)	(35,870)	(9,290)	(1,307)	(419,831)	(130,871)	(18,397)
Income tax expense	-	-	-	-	-	-	-
Share of (loss) income in equity method investments	(5,161)	(2,887)	2,647	372	(7,191)	(1,386)	(195)
Net loss	(143,531)	(38,757)	(6,643)	(935)	(427,022)	(132,257)	(18,592)
Less: Net loss attributable to noncontrolling interest	(22,115)	(7,841)	(3,672)	(516)	(96,580)	(11,513)	(1,618)
Net loss attributable to ordinary shareholders of the Company	(121,416)	(30,916)	(2,971)	(419)	(330,442)	(120,744)	(16,974)
Net loss per ordinary share
Basic	(3.71)	(0.97)	(0.09)	(0.01)	(10.16)	(3.78)	(0.53)
Diluted	(3.71)	(0.97)	(0.09)	(0.01)	(10.16)	(3.78)	(0.53)
Net loss per ADS(3)
Basic	(0.37)	(0.10)	(0.01)	-	(1.02)	(0.38)	(0.05)
Diluted	(0.37)	(0.10)	(0.01)	-	(1.02)	(0.38)	(0.05)
Weighted average number of ordinary shares used in calculating net loss per ordinary share
Basic	32,692,871	31,827,240	31,966,417	31,966,417	32,520,952	31,953,780	31,953,780
Diluted	32,692,871	31,827,240	31,966,417	31,966,417	32,520,952	31,953,780	31,953,780
Weighted average number of ADS used in calculating net loss per ADS(3)
Basic	326,928,712	318,272,401	319,664,172	319,664,172	325,209,521	319,537,795	319,537,795
Diluted	326,928,712	318,272,401	319,664,172	319,664,172	325,209,521	319,537,795	319,537,795

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September30, 2022, in the H.10 statistical release of the Federal Reserve Board.

(2) Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	Sep 30, 2021	June 30, 2022	Sep 30, 2022	Sep 30, 2022	Sep 30, 2021	Sep 30, 2022	Sep 30, 2022
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Research and development expenses	5,449	5,437	605	85	16,217	11,476	1,613
Sales and marketing expenses	1,214	1,213	135	19	3,609	2,560	360
General and administrative expenses	26,610	24,184	1,958	275	79,052	52,705	7,409

(3) Every ten ADSs represent one ordinary share.

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RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Nine Months Ended
	Sep 30, 2021	June 30, 2022	Sep 30, 2022	Sep 30, 2022	Sep 30, 2021	Sep 30, 2022	Sep 30, 2022
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Loss from operations	(124,255)	(30,556)	(11,115)	(1,563)	(446,719)	(142,864)	(20,083)
Add:
Share-based compensation expenses	33,273	30,834	2,698	379	98,878	66,741	9,382
Adjusted Operating (loss) income	(90,982)	278	(8,417)	(1,184)	(347,841)	(76,123)	(10,701)

Net Loss	(143,531)	(38,757)	(6,643)	(935)	(427,022)	(132,257)	(18,592)
Add:
Share-based compensation expenses	33,273	30,834	2,698	379	98,878	66,741	9,382
Share of loss (income) in equity method investments	5,161	2,887	(2,647)	(372)	7,191	1,386	195
Impairment loss of investments	32,357	28,571	32,298	4,540	32,357	32,298	4,540
Adjusted net (loss) income	(72,740)	23,535	25,706	3,612	(288,596)	(31,832)	(4,475)

Net loss attributable to DouYu	(121,416)	(30,916)	(2,971)	(419)	(330,442)	(120,744)	(16,974)
Add:
Share-based compensation expenses	33,273	30,834	2,698	379	98,878	66,741	9,382
Share of loss (income) in equity method investments	5,161	2,887	(2,647)	(372)	7,191	1,386	195
Impairment loss of investments	32,357	28,571	32,298	4,540	32,357	32,298	4,540
Adjusted net (loss) income attributable to DouYu	(50,625)	31,376	29,378	4,128	(192,016)	(20,319)	(2,857)

Adjusted net (loss) income per ordinary share
Basic	(1.55)	0.99	0.92	0.13	(5.90)	(0.64)	(0.09)
Diluted	(1.55)	0.99	0.92	0.13	(5.90)	(0.64)	(0.09)

Adjusted net (loss) income per ADS(2)
Basic	(0.15)	0.10	0.09	0.01	(0.59)	(0.06)	(0.01)
Diluted	(0.15)	0.10	0.09	0.01	(0.59)	(0.06)	(0.01)

Weighted average number of ordinary shares used in calculating Adjusted net (loss) income per ordinary share
Basic	32,692,871	31,827,240	31,966,417	31,966,417	32,520,952	31,953,780	31,953,780
Diluted	32,692,871	31,827,240	31,966,417	31,966,417	32,520,952	31,953,780	31,953,780

Weighted average number of ADS used in calculating net (loss) income per ADS(2)
Basic	326,928,712	318,272,401	319,664,172	319,664,172	325,209,521	319,537,795	319,537,795
Diluted	326,928,712	318,272,401	319,664,172	319,664,172	325,209,521	319,537,795	319,537,795

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022, in the H.10 statistical release of the Federal Reserve Board.

(2) Every ten ADSs represent one ordinary share.

10